2925 Boardwalk
Ann Arbor, MI 48104
734-864-5600
www.advancedphotonix.com

December 12, 2006

Ms. Kristin Lochhead
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
500 Fifth Street NW
Washington, DC 20549

RE:	Advanced Photonix, Inc.
Item 4.02 Form 8-K
Filed on December 1, 2006
File No. 001-11056

Dear Ms. Lochhead:

This letter is a response of Advanced Photonix Inc. (the “Company”) to the Staff’s comment letter dated December 4, 2006 with regard to the above filings. The Company will include in the Form 8-K text changes in response to the comment letter or has provided explanations in this letter as to why such revisions are not viewed as appropriate or necessary. The Company will file Amendments to each of the Current Reports on Form 8-K upon your confirmation that our suggested revisions to the filings as outlined below are satisfactory.

Form 8-K dated November 10, 2006 (filed December 1, 2006)

Item 2.02 Result of Operations and Financial Condition

1. Comment - Please revise to provide the required disclosure under Item 2.02 or remove this item from the Form 8-K.

Response - This section was inadvertently included in this Current Report on Form 8-K and will be deleted in response to your comment.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

2. Comment - Please revise to disclose whether the Form 8-K is being filed under Item 4.02(a) or Item 4.02(b). It is unclear from your statement that “the company concluded, based on the recommendation of its independent auditors to restate previously issued financial statements” whether you were advised by or received notice from your independent accountant that action should be taken to prevent future reliance on previously issued audit report or if the decision was made by your board of directors. If the form is being filed under 4.02 (b), please revise to include the disclosures required by that item and to file a letter from your independent auditors stating whether they agree with the statements made in response to Item 4.02.

Response - The Form 8-K is being filed under Item 4.02(a). We will add the reference to subsection (a) to clarify this in the revised Form 8-K/A.

The Company’s Board of Directors made the decision to restate the Company’s financial statements for the respective periods following conversations with management and the Company’s independent auditors, Farber and Haas, LLP (the “Auditors”). See our response to Comment 5 for further details of this process.

January 5, 2007

3. Comment - As a related matter, if the Form 8-K was intended to be filed under Item 4.02(b), it appears that the Form 8-K was not filed within the time frame required by General Instructions B.1 of Form 8-K. Should you consider filing a registration statement on Form S-3 in the future, please be advised of the eligibility requirements of that form, including General Instructions I.A.3.(b).

Response - The Form 8-K was intended to have been filed under Item 4.02(a), as explained in our response to Comment 2 above.

4. Comment - Please revise to state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02.

Response - Both Management and the Company’s Audit Committee discussed the matters to be disclosed pursuant to Item 4.02 with the Auditors.

5. Comment - We note that you concluded that the financial statements should no longer be relied upon on November 10, 2006. We also note that the amended statements were filed on November 13, 2006. Please discuss when you first became aware of the improper accounting and when you determined that your financial statements should be restated. Provide a summary of timeline of events following the discovery of the improper accounting to your investigations and corrective actions.

Response - In September, 2006, the PCAOB began its audit of the Auditors with respect to their audit of the Company for the fiscal years ended March 27, 2005 and March 31, 2006. In connection with such review the PCAOB questioned the Auditor’s approval of the accounting methods used for certain convertible notes issued by the Company. On or about October 19, 2006, following lengthy discussions between the Auditors and the PCAOB, the Auditors informed the Company’s management of the PCAOB’s position and stated that if the Company agreed with the PCAOB valuation, the Company’s Financial Statements should be restated. The Auditors did not affirmatively require the Company to restate its financial statements. Management presented the PCAOB findings to the Board at a meeting on October 31, 2006. Subsequently the Company’s Audit Committee held a conference call with the Auditors to discuss the PCAOB findings and management prepared restatements incorporating the PCAOB’s comments for review by the Board. On November 10, 2006, management met with the Board to review the PCAOB’s position and the resulting restatements. The Board then approved the restatements and the Company prepared to file the same.

6. Comment - Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-K for the periods ended March 27, 2005 and March 30, 2006. Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of your fiscal quarters ended June 30, 2006 and September 29, 2006.

Response - We do not believe that the PCAOB’s determination that the Company’s calculation of the beneficial conversion feature on the Company’s convertible notes, which was reviewed by the Company’s Auditors, implicates the Company’s disclosure controls and procedures. The Company has taken steps to modify its internal work flow to ensure that the party responsible for submitting filings to and approving filings by the Company’s third party filing agent, confirms that all filings are actually submitted via EDGAR following approval by the Company.

Form 8-K dated November 13, 2006 (filed December 1, 2006)

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

7. Comment - Please revise to provide the disclosure required under Item 4.02 or revise to remove this Item from the Form 8-K.

Response - This section was inadvertently included in this Current Report on Form 8-K and has been deleted in response to your comment.

Item 9.01 Financial Statements and Exhibits

January 5, 2007

Exhibit 99.1

8. Comment - We note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. Please revise your presentation to omit pro forma terminology when referring to your non-GAAP information.

Response - We will change the language used in our future press releases per your comment to omit any reference to “pro forma” results. Please see the enclosed proposed form of disclosure to be used in the future.

9. Comment - Additionally please note that Instruction 2 to Item 2.02 of Form 8-K indicates that the requirements of paragraph (e)(1)(i) of item 10 of Regulation S-K apply to the disclosures made under that Item. We note your discussions of non-GAAP financial information does not encompass all the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Please revise your filing to comply.

Response - We will revise the disclosure to address your comment. Please see the enclosed.

In order to expedite your review we have attached to this comment letter, copies of the amendments marked to show all revisions from the original filed documents.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (734) 864-5647 if you have any questions about the foregoing or need any additional information. Once we have received confirmation that our proposed revisions to the Form 8-K filings are satisfactory, we will promptly file the revised versions via EDGAR.

Sincerely,

ADVANCED PHOTONIX, INC.

/s/ Richard Kurtz
Richard Kurtz
Chief Executive Officer